SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                          INSITUFORM EAST, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                            PAR VALUE $.04 PER SHARE
                         (Title of Class of Securities)

                                   457662-10-4
                                 (CUSIP Number)

                                Robert W. Erikson
                                  CERBCO, Inc.
                                3421 Pennsy Drive
                               Landover, MD 20785
                                 (301) 773-1784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                John Paul Ketels
                               Rogers & Wells LLP
                              607 14th Street, N.W.
                              Washington, DC 20005
                                 (202) 434-0700

                                January 22, 1999
             (Date of Event that Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. /   /

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No. 457662-10-4             13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    CERBERONICS, INC. 54-0850359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  /    /
                                                     (b)  /    /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                    /    /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                 7.   SOLE VOTING POWER

                      1,514,141
NUMBER OF
SHARES           8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH             9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:          1,514,141

                10.   SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,514,141

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /    /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.75%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No. 457662-10-4             13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    CERBCO, INC. 54-1448835

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) /     /
                                                     (b) /     /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                   /     /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                      7.   SOLE VOTING POWER

                           1,514,141
NUMBER OF
SHARES                8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                  9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:               1,514,141

                     10.   SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,514,141

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.75%

14. TYPE OF REPORTING PERSON

    HC

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Amendment No. 2, which relates to the Common Stock, par value $.04 per share (the "Common Stock") of Insituform East, Incorporated, a Delaware corporation (the "Issuer"), including shares of Common Stock issuable upon conversion of the Issuer's Class B Common Stock, par value $.04 per share (the "Class B Common Stock"), supplements and amends the statement on Schedule 13D originally filed with the Commission on March 25, 1985, as amended on June 19, 1986 (the "Statement"). The Issuer's principal executive offices are located at 3421 Pennsy Drive, Landover, Maryland 20785.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed on behalf of CERBCO, Inc. ("CERBCO"), a Delaware corporation with its principal office and principal business address at 3421 Pennsy Drive, Landover, Maryland 20785 and CERBERONICS, Inc. ("CERBERONICS"), a Delaware corporation with its principal office and principal business address at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. CERBERONICS is a wholly-owned subsidiary of CERBCO. The name, residence or business address and present principal occupation or employment of executive officers and directors of CERBERONICS and CERBCO (as indicated) are as follows:

                               Residence or Business   Principal Occupation
Name and Title                 Address                 or Employment
--------------                 ---------------------   --------------------

Robert W. Erikson              300 Delaware Avenue     Chairman and Director
Chairman and Director          Suite 1704              of CERBERONICS and
of CERBERONICS and             Wilmington, DE 19801    President and Director
President and Director of                              of CERBCO
CERBCO                         3421 Pennsy Drive
                               Landover, MD 20785

George Wm. Erikson             300 Delaware Avenue     President, General
President, General Counsel     Suite 1704              Counsel and Director
and Director of                Wilmington, DE 19801    of CERBERONICS and
CERBERONICS and                                        Chairman and General
Chairman and General           3421 Pennsy Drive       Counsel of CERBCO
Counsel of CERBCO              Landover, MD 20785

Webb C. Hayes, IV              United Bank             Director and Vice
Director of CERBCO             1667 K Street, N.W.     Chairman of United Bank
                               Washington, DC 20006

Paul C. Kincheloe, Jr.         Kincheloe and           Partner in law firm of
Director of CERBCO             Schneiderman            Kincheloe and
                               4084 University Drive   Schneiderman
                               Suite 202
                               Fairfax, VA 22030

Robert F. Hartman              300 Delaware Avenue     Executive Vice President,
Executive Vice President,      Suite 1704              Secretary, Treasurer and
Secretary, Treasurer and       Wilmington, DE 19801    Director of CERBERONICS
Director of CERBERONICS                                and Vice President,
and Vice President, Secretary  3421 Pennsy Drive       Secretary and Treasurer
and Treasurer of CERBCO        Landover, MD 20785      of CERBCO

Peter J. Winnington            Belfint, Lyons & Shuman Partner in accounting
Vice President and Director    200 W. Ninth Street Pl  firm of Belfint, Lyons &
of CERBERONICS                 Wilmington, DE 19899    Shuman

Peter C. Fulweiler             PNC Bank, Delaware      Vice President of PNC
Director of CERBERONICS        222 Delaware Avenue,    Bank, Delaware
                               17th Floor
                               Wilmington, DE 19801

         (d) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration for the acquisitions of shares of Common Stock of the Issuer by CERBERONICS to which this Statement relates was $104,402.10. Those acquisitions are described in more detail in Item 5. The source of such funds was working capital of CERBERONICS.

Item 4.  Purpose of Transaction.

         From time to time CERBERONICS and CERBCO review the status of their investment in the Issuer with a view to determining how best to maximize the benefits of their investment. The options considered during these periodic reviews include (i) disposing of some or all of the shares, (ii) acquiring additional shares, or (iii) offering to acquire all of the shares not already beneficially owned by CERBERONICS and CERBCO for cash, securities, or a combination of both. In January and February 1999, CERBERONICS and CERBCO purchased 90,500 additional shares of Common Stock because CERBERONICS and CERBCO believed the prices at which the shares were trading to be attractive. All of the purchases were made in open market transactions, executed through brokers on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

         On February 16, 1999, Insituform Technologies, Inc. ("ITI"), by letter to the Issuer, proposed to acquire all of the outstanding shares of the Issuer for $2.50 per share in cash. On the same day, ITI published its letter in the form of a press release. CERBERONICS and CERBCO intend to evaluate carefully their options in light of ITI's proposal. Since CERBERONICS and CERBCO control more than a majority of the voting power of the Issuer, CERBERONICS and CERBCO believe that they will be in a position to prevent any transaction that they do not support.

Item 5.  Interest in Securities of the Issuer.

         (a) CERBERONICS directly owns, and CERBCO (as a result of CERBERONICS being its wholly-owned subsidiary) may be deemed to beneficially own, the shares of Common Stock and Class B Common Stock of the Issuer, described below. As provided in the Issuer's Articles of Incorporation, shares of Common Stock and shares of Class B Common Stock are identical in their rights, entitlements and preferences except that (i) each Common Stock share carries one vote whereas each Class B Common Stock share carries ten votes; and (ii) the Common Stock shares are entitled to elect as a class 25% of the directors of the Issuer's Board of Directors and the Class B Common Stock shares are entitled to elect as a class the remaining number of directors of the Board. After giving effect to the acquisitions described below in this Item 5, CERBCO and CERBERONICS beneficially own 1,218,000 shares of Common Stock and 296,141 shares of Class B Common Stock. In the aggregate, these shares represent the right to cast 4,179,410 (or 59.4%) of the 7,035,226 votes eligible to be cast by the holders of both classes of common stock.

              Shares of Class B Common Stock are convertible at any time into shares of Common Stock on a one-for-one basis. By reason of this conversion privilege, CERBCO and CERBERONICS are deemed to beneficially own the shares of Common Stock into which the Class B Common Stock beneficially owned by CERBCO and CERBERONICS are convertible. Therefore, for purposes of this Statement, CERBCO and CERBERONICS are deemed to beneficially own in the aggregate 1,514,141 shares of Common Stock.

              George Wm. Erikson, President, General Counsel and Director of CERBERONICS, and Chairman and General Counsel of CERBCO, is the beneficial owner of 16,500 shares of the outstanding Common Stock of the Issuer. In addition to being Directors of CERBCO, Robert W. Erikson, George Wm. Erikson, Webb C. Hayes, IV, and Paul C. Kincheloe, Jr. are Directors of the Issuer. As such, each has been granted options to purchase 75,000 shares of the Issuer's Common Stock pursuant to its 1994 Directors Stock Option Plan.

         (b) Each of the beneficial owners set forth in paragraph (a) has sole voting and dispositive power over their respective shares referred to in paragraph (a).

         (c) During the past sixty days, CERBERONICS and CERBCO made the following open market purchases of the Common Stock of the Issuer:

                 Date         Quantity           Share Price      Total Cost *
                 ----         --------           -----------      ------------
                1/19/99         1,000            1    3/8         $    1,404.95
                1/19/99         1,000            1    1/4         $    1,279.95
                1/19/99         1,000            1    1/4         $    1,279.95
                1/19/99         1,000            1    1/8         $    1,154.95
                1/19/99         1,500            1    1/16        $    1,638.75
                1/21/99         1,000            1    1/16        $    1,092.45
                1/21/99         2,000            1    1/16        $    2,185.00
                1/22/99         2,000            1    1/16        $    2,185.00
                1/22/99         5,000            1    1/16        $    5,462.50
                1/25/99         5,000            1    1/16        $    5,462.50
                1/26/99         5,000            1    1/16        $    5,462.50
                1/29/99        10,000            1    1/16        $   10,925.00
                2/1/99          1,000            1    1/32        $    1,061.20
                2/1/99          9,000            1    1/16        $    9,832.50
                2/1/99         10,000            1    1/16        $   10,925.00
                2/1/99         10,000            1    1/16        $   10,925.00
                2/2/99          1,500            1    1/8         $    1,732.50
                2/2/99          2,000            1    5/32        $    2,372.40
                2/2/99          1,000            1    3/16        $    1,217.50
                2/2/99          5,500            1    1/4         $    7,040.00
                2/3/99          3,000            1    1/16        $    3,277.50
                2/3/99          1,000            1    1/8         $    1,155.00
                2/3/99          1,000            1    1/4         $    1,280.00
                2/3/99         10,000            1    3/8         $   14,050.00
                               ------                              ------------
           Total               90,500                             $  104,402.10
                               ======                             =============

*  Inclusive of brokerage fees/commissions.

         (d)      Not Applicable.

         (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999



                                   CERBERONICS, Inc.


                                   By: /s/ Robert W. Erikson
                                   -----------------------------------------
                                   Robert W. Erikson
                                   Chairman

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999



                                   CERBCO, Inc.


                                   By: /s/ George Wm. Erikson
                                   -----------------------------------------
                                   George Wm. Erikson
                                   Chairman

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                          INSITUFORM EAST, INCORPORATED
                                (Name of Issuer)

                              CLASS B COMMON STOCK
                            PAR VALUE $.04 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                                Robert W. Erikson
                                  CERBCO, Inc.
                                3421 Pennsy Drive
                               Landover, MD 20785
                                 (301) 773-1784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                John Paul Ketels
                               Rogers & Wells LLP
                              607 14th Street, N.W.
                              Washington, DC 20005
                                 (202) 434-0700

                                February 16, 1999
             (Date of Event that Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No. - None                        13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    CERBERONICS, INC. 54-0850359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) /     /
                                                     (b) /     /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                   /     /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                      7.   SOLE VOTING POWER

                           296,141
NUMBER OF
SHARES                8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                  9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:               296,141

                     10.   SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    296,141

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /    /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    99.5%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No. - None                    13D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    CERBCO, INC. 54-1448835

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) /     /
                                                     (b) /     /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                    /     /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                      7.   SOLE VOTING POWER

                           296,141
NUMBER OF
SHARES                8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                  9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:               296,141

                     10.   SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    296,141

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /    /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    99.5%

14. TYPE OF REPORTING PERSON

    HC

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Amendment No. 1, which relates to the Class B Common Stock, par value $.04 per share (the "Class B Common Stock") of Insituform East, Incorporated, a Delaware corporation (the "Issuer"), supplements and amends the statement on Schedule 13D originally filed with the Commission on June 19, 1986 (the "Statement"). The Issuer's principal executive offices are located at 3421 Pennsy Drive, Landover, Maryland 20785.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed on behalf of CERBCO, Inc. ("CERBCO"), a Delaware corporation with its principal office and principal business address at 3421 Pennsy Drive, Landover, Maryland 20785 and CERBERONICS, Inc. ("CERBERONICS"), a Delaware corporation with its principal office and principal business address at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. CERBERONICS is a wholly-owned subsidiary of CERBCO. The name, residence or business address and present principal occupation or employment of executive officers and directors of CERBERONICS and CERBCO (as indicated) are as follows:

                               Residence or Business   Principal Occupation
Name and Title                 Address                 or Employment
--------------                 ---------------------   --------------------

Robert W. Erikson              300 Delaware Avenue     Chairman and Director
Chairman and Director          Suite 1704              of CERBERONICS and
of CERBERONICS and             Wilmington, DE 19801    President and Director
President and Director of                              of CERBCO
CERBCO                         3421 Pennsy Drive
                               Landover, MD 20785

George Wm. Erikson             300 Delaware Avenue     President, General
President, General Counsel     Suite 1704              Counsel and Director
and Director of                Wilmington, DE 19801    of CERBERONICS and
CERBERONICS and                                        Chairman and General
Chairman and General           3421 Pennsy Drive       Counsel of CERBCO
Counsel of CERBCO              Landover, MD 20785

Webb C. Hayes, IV              United Bank             Director and Vice
Director of CERBCO             1667 K Street, N.W.     Chairman of United Bank
                               Washington, DC 20006

Paul C. Kincheloe, Jr.         Kincheloe and           Partner in law firm of
Director of CERBCO             Schneiderman            Kincheloe and
                               4084 University Drive   Schneiderman
                               Suite 202
                               Fairfax, VA 22030

Robert F. Hartman              300 Delaware Avenue     Executive Vice President,
Executive Vice President,      Suite 1704              Secretary, Treasurer and
Secretary, Treasurer and       Wilmington, DE 19801    Director of CERBERONICS
Director of CERBERONICS                                and Vice President,
and Vice President, Secretary  3421 Pennsy Drive       Secretary and Treasurer
and Treasurer of CERBCO        Landover, MD 20785      of CERBCO

Peter J. Winnington            Belfint, Lyons & Shuman Partner in accounting
Vice President and Director    200 W. Ninth Street Pl  firm of Belfint, Lyons &
of CERBERONICS                 Wilmington, DE 19899    Shuman

Peter C. Fulweiler             PNC Bank, Delaware      Vice President of PNC
Director of CERBERONICS        222 Delaware Avenue,    Bank, Delaware
                               17th Floor
                               Wilmington, DE 19801

         (d) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of Transaction.

         From time to time CERBERONICS and CERBCO review the status of their investment in the Issuer with a view to determining how best to maximize the benefits of their investment. The options considered during these periodic reviews include (i) disposing of some or all of the shares, (ii) acquiring additional shares, or (iii) offering to acquire all of the shares not already beneficially owned by CERBERONICS and CERBCO for cash, securities, or a combination of both. In January and February 1999, CERBERONICS and CERBCO purchased 90,500 additional shares of Common Stock, par value $.04 per share (the "Common Stock") because CERBERONICS and CERBCO believed the prices at which the shares were trading to be attractive. All of the purchases were made in open market transactions, executed through brokers on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). There were no transactions in shares of Class B Common Stock.

         On February 16, 1999, Insituform Technologies, Inc. ("ITI"), by letter to the Issuer, proposed to acquire all of the outstanding shares of the Issuer for $2.50 per share in cash. On the same day, ITI published its letter in the form of a press release. CERBERONICS and CERBCO intend to evaluate carefully their options in light of ITI's proposal. Since CERBERONICS and CERBCO control more than a majority of the voting power of the Issuer, CERBERONICS and CERBCO believe that they will be in a position to prevent any transaction that they do not support.

Item 5.  Interest in Securities of the Issuer.

         (a) CERBERONICS directly owns, and CERBCO (as a result of CERBERONICS being its wholly-owned subsidiary) may be deemed to beneficially own, the shares of Common Stock and Class B Common Stock of the Issuer, described below. As provided in the Issuer's Articles of Incorporation, shares of Common Stock and shares of Class B Common Stock are identical in their rights, entitlements and preferences except that (i) each Common Stock share carries one vote whereas each Class B Common Stock share carries ten votes; and (ii) the Common Stock shares are entitled to elect as a class 25% of the directors of the Issuer's Board of Directors and the Class B Common Stock shares are entitled to elect as a class the remaining number of directors of the Board. Class B Common Stock shares are convertible at any time into Common Stock shares on a one-for-one basis. CERBCO and CERBERONICS beneficially own 1,218,000 shares of Common Stock and 296,141 shares of Class B Common Stock. In the aggregate, these shares represent the right to cast 4,179,410 (or 59.4%) of the 7,035,226 votes eligible to be cast by the holders of both classes of common stock.

              George Wm. Erikson, President, General Counsel and Director of CERBERONICS, and Chairman and General Counsel to CERBCO, is the beneficial owner of 16,500 shares of the outstanding Common Stock of the Issuer. In addition to being Directors of CERBCO, Robert W. Erikson, George Wm. Erikson, Webb C. Hayes, IV, and Paul C. Kincheloe, Jr. are Directors of the Issuer. As such, each has been granted options to purchase 75,000 shares of the Issuer's Common Stock pursuant to its 1994 Directors Stock Option Plan.

         (b) Each of the beneficial owners set forth in paragraph (a) has sole voting and dispositive power over their respective shares referred to in paragraph (a).

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999



                                   CERBERONICS, Inc.


                                   By: /s/ Robert W. Erikson
                                   -----------------------------------------
                                   Robert W. Erikson
                                   Chairman

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999



                                   CERBCO, Inc.


                                   By: /s/ George Wm. Erikson
                                   -----------------------------------------
                                   George Wm. Erikson
                                   Chairman